

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Nicholas A. Petruska
Executive Vice President, Chief Financial Officer and Secretary
Hennessy Capital Acquisition Corp. III
3845 North Pine Way
Suite 110
Wilson, WY 83014

>   **Re: Hennessy Capital Acquisition Corp. III**
>   **Revised Preliminary Proxy Statement**
>   **Filed September 5, 2018**
>   **File No. 1-38119**

Dear Mr. Petruska:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing and
>   Construction